Exhibit 99.4

Sinovac Reports Unaudited Fourth Quarter and Full Year 2013 Financial Results

- Conference call scheduled for Thursday, March 20, 2014 at 8:00 AM EDT -

BEIJING, March 19, 2014 /PRNewswire/ — Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited fourth quarter and full year financial results for the period ended December 31, 2013.

Unaudited Fourth Quarter 2013 Financial Highlights (period-over-period comparisons to fourth quarter 2012)

•	Quarterly sales increased by 17.1% to $22.9 million from $19.6 million.

•	Gross profit increased by 34.9% to $14.7 million from $10.9 million. Gross margin was 64.0%, compared to 55.6%.

•	Net income attributable to common stockholders was $5.8 million, or $0.10 per basic and diluted share, compared to net loss attributable to common stockholders of $4.6 million, or $0.08 per basic and diluted share.

Unaudited Full Year 2013 Financial Highlights (Year-over-year comparisons to 2012)

•	Sales increased by 47.4% to $72.5 million from $49.2 million. Excluding revenue recognition of Panflu under government stockpiling program in 2013, regular sales increased by 25.5% to $61.8 million from $49.2 million.

•	Gross profit increased by 70.2% to $51.3 million from $30.1 million. Gross margin increased to 70.7% from 61.2%. Excluding the impact of Panflu sales under the government stockpiling program in 2013, gross margin increased to 72.6% from 61.2%.

•	Net income attributable to common stockholders was $7.4 million, or $0.13 per basic and diluted share, compared to net loss attributable to common stockholders of $14.9 million, or $0.27 per basic and diluted share.

•	Cash and cash equivalents totaled $107.2 million as of December 31, 2013, compared to $91.2 million as of December 31, 2012. Net cash provided by operating activities was $5.7 million in 2013, compared to net cash used by operating activities of $16.3 million in 2012.

Recent Business Highlights

In January 2014, Sinovac submitted a Clinical Trial Application (CTA) with the China Food and Drug Administration (CFDA) to commence human clinical trials for its vaccine against Avian influenza A (H7N9) virus. The CTA was officially accepted by the CFDA on January 29, 2014.

In February 2014, the Phase III clinical trial results for Sinovac's proprietary Enterovirus 71 ("EV71") vaccine were published online in the February 27th issue of The New England Journal of Medicine ("NEJM"). The clinical results showed the efficacy of the vaccine against EV71-associated hand, foot and mouth disease ("HFMD"), or herpangina, was 94.8% among infants and young children. An anti-EV71 neutralizing antibody titer of 1:16 was associated with protection against EV71 associated HFMD or herpangina. As outlined in the NEJM article, Sinovac's vaccine also demonstrated a 100% efficacy rate against EV71-associated hospitalization and against HFMD with neurologic complications, the main cause of fatalities.

Mr. Weidong Yin, Chairman, President and CEO, commented, "2013 was a strong year for Sinovac from a commercial vaccines sales standpoint. Total 2013 sales increased by 47.4% and regular sales, excluding the government stockpiling revenue recognition, rose by 25.5%. We generated a net income in excess of $7 million for the full year. Sinovac's sales team continued to execute its tailored sales and marketing strategy in China within a favorable competitive environment."

Mr. Yin concluded, "The publication of phase III clinical trial results in February 2014 further validated our scientific contribution to address this significant unmet need through the development of our proprietary EV71 vaccine against hand foot and mouth disease. Currently, the new drug application for our EV71 vaccine is under technological review by the CFDA. We look forward to supplying the urgently needed vaccine for the control and prevention of HFMD in China and neighboring countries. "

Financial Review for Unaudited Fourth Quarter Ended December 31, 2013

An analysis of sales and gross profit is as follows:

In USD'000 (Unaudited)	2013 Q4	% of Sales	2012 Q4	%of Sales
Hepatitis A – Healive	7,970	34.7%	10,038	51.3%
Hepatitis A&B – Bilive	2,846	12.4%	4,177	21.3%
Hepatitis vaccines	10,816	47.1%	14,215	72.6%
Influenza vaccines	3,409	14.9%	5,336	27.2%
Animal vaccines	617	2.7%	15	0.1%
Mumps vaccines	934	4.1%	25	0.1%
Regular sales	15,776	68.8%	19,591	100%
H5N1	7,169	31.2%	-	-
Total sales	22,945	100%	19,591	100%
Cost of goods sold	8,255	36.0%	8,698	44.4%
Gross profit	14,690	64.0%	10,893	55.6%

Fourth quarter 2013 sales increased by 17.1% to $22.9 million from $19.6 million for the same period in 2012. The increase was mainly due to the revenue recognition of Panflu (H5N1) manufactured under the government stockpiling program. Excluding revenue of Panflu (H5N1), sales for the fourth quarter 2013 decreased by 19.5% to $15.8 million, compared to $19.6 million in the same period of 2012. The decrease in regular sales was mainly due to three reasons: 1) 2012 sales included a one-time order of Healive from Gansu province after a natural disaster, so sales of Healive decreased by 20.6% in the fourth quarter of 2013 compared with that of the same period in 2012. 2) Bilive sales decreased by 31.9% due to timing differences of vaccination campaigns. Different from Healive that is part of the regular immunization program in China for infants and young children, Bilive is mainly administered as a booster through vaccination campaigns organized by local CDCs, which results in sales fluctuation from quarter to quarter. Bilive sales for full year of 2013 were higher than 2012; and 3) sales of Anflu decreased by 36.1% as the majority of Anflu sales shifted from the fourth quarter to the third quarter due to early launch of the vaccine during the 2013-2014 flu season.

Compared to the fourth quarter of 2012, the gross profit margin for the fourth quarter of 2013 increased to 64.0% from 55.6%. Higher gross margin was mainly driven by the improved operational management, which resulted in less inventory provision charged to the cost of sales, as well as increased selling price of some of our products.

Selling, general and administrative expenses for the fourth quarter 2013 were $7.9 million, compared to $12.8 million in 2012. The decrease in SG&A expenses was mainly due to lower G&A expenses of ongoing validation of EV71 vaccine facilities and GMP certification preparation.

R&D expenses for the fourth quarter of 2013 were $2.5 million, a $1.2 million increase over the same period in 2012. The Company incurred more expenditures related to the continued advancement of pipeline vaccine candidates, such as pneumococcal polysaccharides vaccine and varicella vaccine, in the fourth quarter of 2013.

Net income attributable to stockholders for the fourth quarter of 2013 was $5.8 million, or $ 0.10 per basic and diluted share, compared to a net loss of $4.6 million, or $0.08 per basic and diluted share, in the same period of last year. Excluding the impact of the bonus revision of $0.6 million, which was paid out or to be paid out from an accrued liability account rather than charged to expenses, the net income for the fourth quarter 2013 was $5.2 million, or $0.09 per basic share and diluted share.

Financial Review for Unaudited Full Year Ended December 31, 2013

In USD'000 (Unaudited)	2013	% of Sales	2012	% of Sales

Hepatitis A – Healive	26,420	36.4%	20,141	40.9%
Hepatitis A&B – Bilive	20,782	28.7%	19,810	40.3%
Hepatitis vaccines	47,202	65.1%	39,951	81.2%
Influenza vaccines	12,156	16.8%	9,191	18.7%
Animal vaccines	750	1.0%	50	0.1%
Mumps vaccines	1,680	2.3%	24	0.0%
Regular sales	61,788	85.2%	49,216	100%
H5N1	10,736	14.8%	-	-
Total sales	72,524	100%	49,216	100%
Cost of goods sold	21,273	29.3%	19,100	38.8%
Gross profit	51,251	70.7%	30,116	61.2%

Total sales for 2013 increased by 47.4% to $72.5 million from $49.2 million in 2012. Excluding revenue recognition of Panflu under the government stockpiling program in 2013, regular sales of Healive, Bilive, Anflu, mumps and Rabend increased by 25.5% to $61.8 million in 2013 from $49.2 million in 2012. The increased sales mainly derived from the growth of Healive and Anflu.

Gross profit for 2013 increased by 70.2% to $51.3 million from $30.1 million in 2012. Gross margin increased to 70.7% in 2013 from 61.2% in 2012. Excluding the impact of Panflu sales under the government stockpiling program in 2013, gross margin increased to 72.6% in 2013 from 61.2% in 2012. The reasons for the increased gross profit were the same as discussed under the section of the fourth quarter result discussion.

Selling, general and administrative expenses for 2013 were $32.4 million, which was maintained at a similar level of $31.7 million for 2012.

Research and development expenses in 2013, which primarily represented amounts spent on the advancement of the pipeline vaccines, inclusive of EV71, pneumococcal vaccines, and varicella, decreased to $8.4 million from $17.0 million in 2012. The decrease was mainly due to the completion of the phase III clinical trial of EV71 vaccine candidate in the first quarter of 2013.

Depreciation of property, plant and equipment for 2013 was $2.1 million, compared to $1.6 million for 2012. Depreciation rose in 2013 as more assets at the Changping facility commenced depreciation in the last quarter of 2012.

Net income attributable to stockholders in 2013 was $7.4 million, or $0.13 per basic and diluted share, compared to a net loss of $14.9 million, or $0.27 per basic and diluted share in 2012. Excluding the impact of the bonus revision of $2.4 million, which was paid out or to be paid out from an accrued liability account rather than charged to expenses, net income of 2013 was $5.0 million, or $0.09 per basic share and diluted share.

As of December 31, 2013, cash and cash equivalents totaled $107.2 million, compared to $91.2 million as of December 31, 2012. Net cash provided by operating activities was $5.7 million in 2013. Net cash used in investing activities was $5.2 million in 2013, which was mainly for payment of property, plant and equipment for the Changping facility. Net cash provided by financing activities was $14.3 million in 2013, including loan proceeds of $16.8 million.

Conference Call Details

The Company will host a conference call on Thursday, March 20, 2014 at 8:00 a.m. EDT (March 20, 2014 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-0784 (USA) or 1-201-689-8560 (International). A replay of the call will be available from 11 a.m. EDT on March 20, 2014 to April 3, 2014 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13578265.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning March 20, 2014 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed new drug application with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel: +86-10-8279-9659/9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel: +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Aaron Estrada
The Ruth Group
Tel: +1-646-536-7028
Email: aestrada@theruthgroup.com

SINOVAC BIOTECH LTD.

Consolidated Statements of Balance Sheets

(Unaudited)

December 31, 2013 and 2012

(Expressed in thousands of U.S. Dollars)

Current assets	December 31, 2013	December 31, 2012
Cash and cash equivalents	107,242	91,241
Accounts receivable	31,927	23,440
Inventories	14,399	10,530
Prepaid expenses and deposits	1,131	1,072
Due from related party	19	-
Deferred tax assets	2,602	-
Total current assets	157,320	126,283

Property, plant and equipment	78,911	80,083
Long-term inventories	2,711	28
Long-term prepaid expenses	154	290
Prepayments for acquisition of equipment	708	483
Deferred tax assets	117	446
Licenses	772	1,150
Total assets	240,693	208,763

Current liabilities
Loans payable	16,217	3,329
Due to related party	3,324	-
Accounts payable and accrued liabilities	28,037	24,778
Income tax payable	246	239
Deferred revenue	875	1,378
Deferred government grants	444	431
Total current liabilities	49,143	30,155

Deferred government grants	4,760	4,069
Loans payable	32,146	31,181
Due to related party	-	3,230
Deferred revenue	11,005	10,693
Total long term liabilities	47,911	49,173

Total liabilities	97,054	79,328

Commitments and contingencies
Stock holder's equity
Preferred stock	-	-
Common stock	56	55
Additional paid in capital	107,393	106,246
Accumulated other comprehensive income	14,141	11,771
Statutory surplus reserves	11,808	11,808
Accumulated deficit	(4,714)	(12,156)
Total stockholders' equity	128,684	117,724

Non-controlling interests	14,955	11,711
Total equity	143,639	129,435
Total liabilities and equity	240,693	208,763

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Income (loss)

Three and Twelve Months Ended December 31, 2013 and 2012

(Unaudited)

(Expressed in thousands of U.S. Dollars, expect for per share figures)

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Sales	22,945	19,591	72,524	49,216
Cost of sales	8,255	8,698	21,273	19,100
Gross profit	14,690	10,893	51,251	30,116

Selling, general and administrative expenses	7,861	12,820	32,432	31,685
(Recovery) for doubtful accounts	(1,561)	(971)	(504)	(874)
Research and development expenses	2,461	1,251	8,384	17,044
Depreciation of property, plant and equipment	33	540	2,106	1,595
Loss on disposal and impairment of property, plant and equipment	91	2,191	88	2,191
Government grants recognized in income	-	181	-	(374)
Total operating expenses	8,885	16,012	42,506	51,267
Operating income (loss)	5,805	(5,119)	8,745	(21,151)

Interest and financing expenses	(863)	(631)	(3,031)	(775)
Interest income	600	809	2,168	2,370
Other income (expenses)	121	(163)	263	(77)
Income (loss) before income taxes and non-controlling interests	5,663	(5,104)	8,145	(19,633)
Income tax recovery	2,287	89	2,225	884

Consolidated net income (loss)	7,950	(5,015)	10,370	(18,749)
Net (income) loss attributable to the non-controlling interests	(2,129)	405	(2,928)	3,896
Net income (loss attributable to stockholders	5,821	(4,610)	7,442	(14,853)
Net Income (loss)	7,950	(5,015)	10,370	(18,749)
Other comprehensive income
Foreign currency translation adjustment	1,086	968	2,687	2,024
Total comprehensive income (loss)	9,036	(4,047)	13,057	(16,725)
Less: comprehensive (income) loss attributable to non- controlling interests	(2,279)	314	(3,244)	3,665
Comprehensive income (loss) attributable to stockholders	6,757	(3,733)	9,813	(13,060)

Weighted average number of shares of common stock outstanding
Basic	55,497,357	55,037,264	55,301,276	54,926,440
Diluted	56,057,462	55,037,264	55,802,338	54,926,440

Earning (loss) per share
Basic	0.10	(0.08)	0.13	(0.27)
Diluted	0.10	(0.08)	0.13	(0.27)

SINOVAC BIOTECH LTD.

Consolidated Statement of Cash Flows

Three and Twelve Months Ended December 31, 2013 and 2012

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
Cash flows provided by used in) operating activities:
Net income (loss)	7,950	(5,015)	10,370	(18,749)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income tax	(2,287)	(89)	(2,225)	(17)
Stock-based compensation	72	(41)	281	347
Inventory provision	629	2,114	1,399	3,479
Recovery of doubtful accounts	(1,561)	(971)	(504)	(874)
Impairment of equipment and loss on disposal	(349)	2,185	88	2,191
Unrealized foreign exchange gain	-	44	-	-
Research and development expenditures qualified for government grant	-	421	-	(125)
Depreciation of property, plant and equipment	1,706	814	6,842	4,487
Deferred government grants recognized in income	-	(358)	-	(358)
Accretion expenses	47	50	100	235
Changes in:	-	0	-	-
Accounts receivable	8,197	3,017	(7,256)	(4,286)
Inventory	(1,624)	3,715	(7,547)	(426)
Income tax payable	-	(5)	-	(3,130)
Prepaid expenses and deposits	415	(136)	242	913
Deferred revenue	4,037	(330)	(675)	1,026
Accounts payables and accrued liabilities	2,684	2,774	4,559	(967)
Net cash provided by (used in) operating activities	19,916	8,189	5,674	(16,254)

Cash flows provided by financing activities:
Loan proceeds	2,942	9,489	16,800	16,787
Loan repayments	(3,927)	(4,755)	(4,089)	(4,755)
Proceeds from issuance of common stock, net of share issuance costs	85	109	842	508
Proceeds from shares subscribed	-	(27)	-	8
Government grants received	149	2,154	745	2,395
Dividends paid to non-controlling shareholder of Sinovac Beijing	-	(3)	-	(802)
Loan from non-controlling shareholder of Sinovac Dalian	-	12	-	3,189
Net cash provided by financing activities	(751)	6,979	14,298	17,330

Cash flows used in investing activities:
Proceeds from disposal of equipment	-	-	-	5
Acquisition of property, plant and equipment	(1,739)	(5,215)	(5,176)	(16,156)
Net cash used in investing activities	(1,739)	(5,215)	(5,176)	(16,151)

Exchange gain (loss) on cash and cash equivalents	790	(674)	1,205	2,029

Increase in cash and cash equivalents	18,216	9,279	16,001	(13,046)

Cash and cash equivalents, beginning of year	89,026	81,962	91,241	104,287

Cash and cash equivalents, end of year	107,242	91,241	107,242	91,241